UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1 to Form 6-K filed on February 23, 2021)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File Number: 001-38631

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

22F, Block B, Xinhua Technology Building,

No. 8 Tuofangying South Road,

Jiuxianqiao, Chaoyang District, Beijing, China 100016

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

Glory Star New Media Group Ltd. (the “Company”) is filing this Amendment No. 1 to Form 6-K (“Amendment”) to its Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934 on Form 6-K (“Form 6-K”) as filed with the Securities and Exchange Commission (“SEC”) on February 23, 2021 (“Original Filing Date”). The Company is filing this Amendment to replace in its entirety Exhibits 5.1 and 23.1 to Form 6-K. This Amendment should be read in conjunction with the Form 6-K, speaks as of the Original Filing Date, does not reflect events that may have occurred subsequent to the Original Filing Date, and does not modify or update any disclosure made in the Form 6-K unless otherwise amended in this Amendment.

Except for Exhibits 5.1 and 23.1, this Amendment does not amend or restate the Form 6-K, nor does it modify or update those disclosures affected by subsequent events or discoveries.

Incorporation by Reference

The exhibits set forth in this Amendment are hereby incorporated by reference into the registration statement on Form F-3 (Registration Number 333-248554), filed by Glory Star New Media Group Ltd. (the “Company”) with the U.S. Securities and Exchange Commission (“SEC”) on September 2, 2020 and declared effective on September 14, 2020, including any prospectuses forming a part of such registration statements, each as filed with the SEC, to the extent not superseded by documents or reports subsequently filed.

Exhibit Index

Exhibit	Exhibit Description
5.1	Opinion of Maples and Calder
23.1	Consent of Maples and Calder (included in Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Glory Star New Media Group Holdings Limited

	By:	/s/ Bing Zhang
	Name:	Bing Zhang
	Title:	Chief Executive Officer

Dated: February 24, 2021